Xiaoqin (“Sherry”) Li Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4939 Main 212.407.4000 Fax 212.407.4990 xli@loeb.com

January 28, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sarmad Makhdoom, Ben Phippen,

Todd Schiffman and James Lopez

Re:	Beta Fin Tech Holdings Ltd DRS filed December 13, 2024 and DRS amendment filed December 23, 2024 File No. 377-07604

Dear Messrs. Schiffman and Lopez:

On behalf of our client, Beta FinTech Holdings Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated January 28, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement filed December 13, 2024 and Draft Registration Statement amendment filed December 23, 2024. Contemporaneously, we are filing an amendment No. 2 to DRS via Edgar (the “Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

DRS filed December 13, 2024 and DRS amendment filed December 23, 2024

Cover Page

1.	In the fifth paragraph of the cover page of the DRS/A, indicate, as you do on page 45, that you do not operate your business through a VIE structure.

Response: In response to the Staff’s comments, the Company has revised the cover page of the Amendment No. 2.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Attn: Todd Schiffman and James Lopez January 28, 2025 Page 2

2.	We note the disclosure in the in the first paragraph of the first full risk factor on page 28 (of the amended DRS) that you will apply to have your securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We also note the last sentence of that risk factor which states, “Trading in the Ordinary Shares will commence within five days after the date of the initial issuance of Ordinary Shares pursuant to this prospectus.” You also state on the Cover Page that you “plan to apply.” Please clarify on the Cover Page and throughout, the timing of your application and whether the closing of the offering is contingent upon such listing.

Response:  In response to the Staff’s comments, the Company has revised the cover page, pages 12, 30 and 126 of the Amendment No. 2.

3.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or other entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of subsidiaries and other entities. For example, disclose, if true, that your subsidiaries conduct operations in Hong Kong and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response:  In response to the Staff’s comments, the Company has revised the disclosures on the cover page and throughout the Amendment No. 2 accordingly.

4.	We note the statement on the Cover Page and page 7 that subsidiaries do not have operations in Mainland China. Please reconcile with the statement on page 85 that customers of underwriting services for U.S. dollar-denominated municipal bonds “are PRC companies.” Additionally, clarify the extent to which the entities have customers, vendors, counterparties or otherwise in Mainland China, regardless of whether subsidiaries or other entities have no physical presence in Mainland China.

Response:  In response to the Staff’s comments, the Company has revised the disclosures on the cover page and page 7 of the Amendment No. 2. The Company has also disclosed the entities which have customers and vendors in Mainland China on page 87 of the Amendment No. 2.

Prospectus Summary, page 1

5.	In the first paragraph, we note the reference to the industry report prepared by Frost & Sullivan. Please file a consent related to the report you commissioned from “Frost & Sullivan” and either provide the report supplementally or file it as an exhibit.

Response:  In response to the Staff’s comments, the Company has filed a form of the consent of Frost & Sullivan as the exhibit 99.7. The Company will file the consent and provide the report supplementally.

Attn: Todd Schiffman and James Lopez January 28, 2025 Page 3

Summary of Risk Factors
Risks Relating to Doing Business in Hong Kong, page 3

6.	In regard to the first two bullet points, include cross-references to the more detailed discussion of these risks in the prospectus.

Response:  In response to the Staff’s comments, the Company has revised pages 3 and 4 of the Amendment No. 2.

Implications of Our Being an “Emerging Growth Company” ..., page 10

7.	Please revise your disclosure on pages 10 and 30 to reflect the annual gross revenue cap of $1.235 billion rather than the $1.07 billion that is currently disclosed.

Response:  In response to the Staff’s comments, the Company has revised pages 10, 11 and 32 of the Amendment No. 2.

Risks Related to Our Business, page 13

8.	Please include a risk factor relating “Concentration Risk.” We note the first section on page 61 of the amended DRS.

Response:  In response to the Staff’s comments, the Company has added a risk factor to the page 14 of the Amendment No. 2.

Risk Factors
Risks Related to Our Corporate Structure, page 30

9.	Reference is made to the final risk factor on page 30 of the amended DRS. Please revise to clarify the nature of circumstances where the Board may refuse to register transfers. For example, it is unclear if shares eligible for trading on an exchange would be subject to such transfer restrictions, have restrictive legends, or otherwise.

Response:  In response to the Staff’s comments, the Company has revised the disclosures on the page 33 of the Amendment No. 2.

10.	Reference is made to the penultimate risk factor on page 33 of the amended DRS where you refer to your “trading price,” which appears to depend on completion of this offering. Since the risks discussed appear to relate to matters prior to effectiveness of a registration statement for this offering, it does not appear to be a risk that would affect the offering. Please advise.

Response:  In response to the Staff’s comments, the Company has deleted this risk factor from the Amendment No. 2.

Attn: Todd Schiffman and James Lopez January 28, 2025 Page 4

Our History and Structure, page 45

11.	Please revise to indicate which entity is the registrant and which entity or entities conduct operations.

Response:  In response to the Staff’s comments, the Company has updated the diagram on pages 2 and 47 of the Amendment No. 2.

Management’s Discussion and Analysis, page 46

12.	Please revise page 85 and “Securities brokerage commissions and handling fee,” “Custodial and other service income,” and “Interest income from loans to customers” on page 54 to further describe the nature of the customers for each type of business. For example, do margin loan customers typically have credit ratings in the prime, sub-prime, near prime or other category?

Response:  In response to the Staff’s comments, the Company has revised the disclosure on pages 56, 57 and 87 to further describe the nature of the customers for each type of business.

Principal Factors Affecting Our Financial Performance, page 47

13.	Please include discussions in the risk factors if these are considered material risks. In addition, when referencing economic conditions, please also include a discussion of current economic conditions.

Response:  In response to the Staff’s comments, the Company has included the relevant risk factors on pages 16 and 17.

Placing services fee, page 54

14.	We note that the company recognized $1.9 million of placing services fee revenue in fiscal year 2024, which was attributed to three customers the company supported in placing and listing in the HKEX. Given this was a new offering in the year ended June 30, 2024, please enhance your disclosure to discuss the extent to which you have added customers subsequent to June 30, 2024 and whether growth in this revenue stream is expected to continue in future periods.

Response:  In response to the Staff’s comments, the Company has enhanced our disclosure on page 56 of the Amendment No. 2.

15.	We note your disclosure that during the year ended June 30, 2024, the Company successfully assisted three customers to do the placing and listing in HKEX with placing services fee of $559,535, $517,490 and $822,995, respectively. We also note your disclosure on pages 1 and 80 that during the year ended June 30, 2024, the Company participated in placing four IPOs on HKEX. Please explain this apparent inconsistency and revise your disclosure, as appropriate.

Response:  In response to the Staff’s comments, the Company has revised the disclosure on pages 56 and 82 of the Amendment No. 2 to make the disclosures consistent.

16.	We note your disclosure on page F-15 that the Company is entitled to placing commission based on fixed percentage of the gross amount of fundraising from the transaction, either IPO or other fundraising activities. Please expand your disclosure here, or on page 54, to disclose the gross amount of fundraising from the transactions and fee percentage for each period presented

Response:  In response to the Staff’s comments, the Company has revised the disclosure on page 56 of the Amendment No. 2 to include the amount of gross fundraising and fee percentage from each transaction that Beta HK entered into.

Attn: Todd Schiffman and James Lopez January 28, 2025 Page 5

Securities brokerage commissions and handling fee, page 54

17.	We note that a the increase in securities brokerage commissions in fiscal year 2024 is partially attributed to a $221,305 increase in brokerage income from the subscription of IPOs by customers. Please expand your disclosure to quantify and discuss any key variables that drive this revenue stream (e.g., size of the customers allocation, number of transactions, price of the IPO, commission structure, etc.) and whether this growth is expected to continue in future periods.

Response:  In response to the Staff’s comments, the Company expanded the disclosure on page 56 of the Amendment No. 2 to quantify and discuss the key variables that drive the revenue stream and that the growth is expected to continue in future periods.

18.	Please expand your disclosure discussing the number of securities transactions to include the trading volume for each period presented.

Response:  In response to the Staff’s comments, the Company has revised the disclosure on page 56 of the Amendment No. 2 to include the trading volume for each period presented.

Selling and marketing expense, page 54

19.	We note that in the year ending June 30, 2024 you signed a new marketing service promotion agreement for third party marketing via social media and social platforms, which resulted in an expense of $105,822. Please expand this disclosure to address whether this is anticipated to be a recurring expense in future periods and to discuss any known trends related to this expense category.

Response:  In response to the Staff’s comments, the Company have expanded the disclosure on page 57 to explain that this is not anticipated to be a recurring expense in future periods and the Company is not aware of any trends related to this expense category.

Liquidity and Capital Resources
Loans to customers, net, page 56

20.	Please revise to disclose the minimum collateral requirements required to be maintained at all times for your margin loans collateralized by the customers’ securities.

Response:  In response to the Staff’s comments, the Company has revised the disclosure on page 59 of the Amendment No. 2.

Quantitative and Qualitative Disclosure About Market Risk
Concentration risk, page 61

21.	We note your disclosure that for the year ended June 30, 2024, three customers accounted for approximately 35%, 24% and 22% of the company’s total revenue, respectively. We also note your disclosure that as of June 30, 2024, two customers accounted for approximately 72% and 18% of the company’s loans to customers balance, respectively, and four customers accounted for 15%, 14%, 14% and 13% of the company’s payables to customers balance, respectively. Please expand your disclosure to further discuss whether, and if so, how this concentration of business volume with your major customers makes the entity vulnerable to a reduction in liquidity or income from operations. In addition, please revise your disclosure to discuss how you are managing this concentration risk.

Response:  In response to the Staff’s comments, the Company has revised the disclosure on page 64 of the Amendment No. 2.

Attn: Todd Schiffman and James Lopez January 28, 2025 Page 6

Industry, page 62

22.	Please revise to remove inapplicable disclosure or advise us why the prospectus provides charts and other information regarding geographic areas and markets in which operations do not appear to be conducted, for example, “Securities Trading Market in the US.”

Response: In response to the Staff’s comments, the Company has deleted “Overview of Global Security Placing Market” from the Amendment No. 2.

The Company respectfully advises the Staff that the prospectus provides charts and information under “Securities Trading Market in the US” because (1) Beta HK offers securities dealing and brokerage services and allows its customers to trade securities listed on U.S. stock markets; and (2) the Company has set up Beta US with the goal to expand the Group’s securities dealing and brokerage market presence to the U.S.

The Company also respectfully advises the Staff that the prospectus provides charts and information regarding securities trading market in Southeast Asia as the Group plans to apply for brokerage licenses and develop business in Malaysia, Thailand, and Vietnam. Therefore, the Company prefers keeping the charts and other information regarding such geographic areas and markets.

23.	Please revise to identify the vendor or vendors “engaged in order to provide” mobile trading, facial recognition and other services as stated on pages 81 and 82. File the agreements and include them in the exhibit index.

Response:  The Company has revised its disclosures on pages 80, 83 and 85 of the Amendment No. 2 to identify the two vendors engaged to provide mobile trading, facial recognition and other services.

The Company respectfully advises the Staff that the Company has not filed with the Amendment No. 2 the agreements with these two vendors as exhibits because the Company does not consider these agreements with the two vendors to be material in significance to the Group’s business pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. The Company respectively advises the Staff that the while these two vendors played an important role in the Beta HK’s securities dealing and brokerage services, and had built on trust with the Group through such daily business relationship, the Company respectfully advises the Staff that the two vendors can be replaced by other similar services providers in the market at any time without material delay or disruptions to the Beta HK’s business because there are a large amount of other vendors who could provide similar services to Beta HK. In fact, Beta HK is considering replacing one of these two vendors. In addition, Beta HK’s securities dealing and brokerage services only constituted approximately 12% of the Group’s total revenues for the year ended June 30, 2024, and none of these two vendors constituted over 10% of the Group’s supplies for the year ended June 30, 2024. Therefore, management does not believe that the Group’s business depends on either of these two vendors.

Attn: Todd Schiffman and James Lopez January 28, 2025 Page 7

24.	Please revise “Executing Securities Transactions” on page 81 and your regulations disclosure generally to clarify the extent to which you are required to have or hold licenses for trading in the US and PRC markets. Additionally, expand the regulations disclosure to address PRC regulations.

Response:  In response to the Staff’s comments, the Company has added the disclosures on page 83 of the Amendment No. 2 to clarify that Beta HK holds the licenses sufficient for trading in the US and PRC markets as these trades are conducted through its partners and China Connect, respectively. Separately, the Company has expanded the regulations disclosure to address PRC regulations on pages 97 to 101 of the Amendment No. 2.

Issuance of Additional Shares, page 105

25.	Please include a risk factor discussing the possible dilutive effect of such issuances. Clarify if there are any circumstances where shareholders would be required to authorize such Ordinary Shares such as in a merger transaction.

Response:  In response to the Staff’s comments, the Company added a risk factor to page 34 of the Amendment No. 2, and revised its disclosure on page 111 of the Amendment No. 2.

Note 2. Summary of Significant Accounting Policies
Loans to customers, net, page F-11

26.	Please revise to disclose whether customers are required to make a minimum deposit in order to open and maintain a margin account.

Response:  In response to the Staff’s comments, the Company has revised the disclosure on page F-11 of the Amendment No. 2 to disclose that no minimum deposit is required to open and maintain a margin account.

27.	We note your disclosure that the Company’s policy is to charge off any delinquent margin loans, including the accrued interest on such loans. Please expand your disclosure to define delinquent in terms of your margin loans. In addition, please tell us whether you have issued any margin calls related to the margin loans, and if so, whether those margin calls have been met.

Response:  In response to the Staff’s comments, the Company has revised the disclosure on page F-11 of the Amendment No. 2 to describe delinquent in terms of margin loans and to disclose that all margin calls issued have been met.

28.	Please revise to disclose the types of securities held as collateral associated with margin loans extended to customers for each period presented. Please also disclose the extent to which this collateral is permitted to be repledged or sold by the Company and, if relevant, disclose the amount of collateral that has been repledged or sold.

Response:  In response to the Staff’s comments, the Company has revised the disclosure on page F-11 of the Amendment No. 2 to describe stocks are the only securities held as collateral associated with margin loans as of June 30, 2024 and 2023 and the collateral is permitted to be repledged or sold by the Company. There is no collateral that has been repledged or sold for the years ended June 30, 2024 and 2023.

Attn: Todd Schiffman and James Lopez January 28, 2025 Page 8

29.	We note your disclosure that the Company has the right to realize any securities in customers’ account at prevailing market prices in the situation of default. Please expand your disclosure to discuss what constitutes a default under the terms of your margin loans.

Response:  In response to the Staff’s comments, the Company has revised the disclosure on page F-11 of the Amendment No. 2 to describe what constitute a default under the terms of margin loans.

Receivables from customers and broker-dealers and clearing organization, page F-11

30.	Please revise to disclose the charge-off policy for receivables from customers and broker-dealers and clearing organizations.

Response:  In response to the Staff’s comments, the Company has revised the disclosure on page F-12 of the Amendment No. 2 to describe the policy for charge-off of receivables after all collection efforts have ceased in which objective evidences are available for the uncollectible typically including the bankruptcy of customers, or the insolvency of broker-dealers or clearing organizations.

Please call me at 212-407-4939 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Xiaoqin (Sherry) Li
Xiaoqin (“Sherry”) Li
Senior Counsel